Exhibit 99.3
FIRST QUARTER 2006
INTERIM FINANCIAL STATEMENTS
FOR THE THREE ENDED MARCH 31, 2006

AGRIUM INC.
Consolidated Statements of Operations and Retained Earnings
(Millions of U.S. dollars, except per share information)
(Unaudited)

	Three months ended
	March 31,
	2006	2005
Sales	$688	$576
Direct freight	31	39

Net sales	657	537
Cost of product	524	367

Gross profit	133	170

Expenses
Selling	78	54
General and administrative	21	16
Depreciation and amortization	39	38
Royalties and other taxes	5	10
Other expenses (note 8)	54	—

	197	118

Earnings (loss) before interest expense and income taxes	(64)	52
Interest on long-term debt	9	14
Other interest	2	—

Earnings (loss) before income taxes	(75)	38

Current income taxes	(4)	11
Future income taxes (reduction)	(23)	3

Income taxes	(27)	14

Net earnings (loss)	(48)	24
Retained earnings – beginning of period	584	392

Retained earnings – end of period	$536	$416

Earnings (loss) per share (note 9)
Basic	$(0.37)	$0.18
Diluted	$(0.37)	$0.18

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

	Three months ended
	March 31,
	2006	2005
Operating
Net (loss) earnings	$(48)	$24
Items not affecting cash
Depreciation and amortization	39	38
Future income taxes	(23)	3
Foreign exchange	—	(3)
Other	19	9
Net change in non-cash working capital	(5)	54

Cash (used in) provided by operating activities	(18)	125

Investing
Capital expenditures	(28)	(21)
Acquisitions (note 2)	(560)	—
Decrease (increase) in other assets	2	(8)
Proceeds from disposal of assets and investments	3	1
Net change in non-cash working capital	—	(11)
Other	(1)	—

Cash used in investing activities	(584)	(39)

Financing
Common shares	17	9
Bank indebtedness proceeds	341	—
Preferred securities repayment	—	(175)
Long-term debt repayment	—	(12)
Common share dividends paid	(7)	(7)

Cash provided by (used in) financing activities	351	(185)

Decrease in cash and cash equivalents	(251)	(99)
Cash and cash equivalents – beginning of period	300	425

Cash and cash equivalents – end of period	$49	$326

AGRIUM INC.
Consolidated Balance Sheet
(Millions of U.S. dollars)
(Unaudited)

	As at		As at
	March 31,		December 31,
	2006	2005	2005
ASSETS
Current assets
Cash and cash equivalents	$49	$326	$300
Accounts receivable	385	357	443
Inventories	1,177	605	533
Prepaid expenses	86	62	91
Assets held for sale (note 3)	84	—	—

	1,781	1,350	1,367
Property, plant and equipment	1,460	1,220	1,293
Intangible assets	31	—	—
Goodwill	121	—	—
Other assets	100	83	103
Future income tax assets	59	24	22

	$3,552	$2,677	$2,785

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Bank indebtedness	$351	$—	$5
Accounts payable and accrued liabilities	1,001	640	576
Current portion of long-term debt	30	49	30
Liabilities related to assets held for sale (note 3)	3	—	—

	1,385	689	611

Long-term debt
Recourse debt	441	471	442
Non-recourse debt	35	69	—

	476	540	442
Other liabilities	287	259	280
Future income tax liabilities	255	212	272

	2,403	1,700	1,605

Shareholders’ equity
Share capital
Authorized: unlimited common shares
Issued: common shares: 2006 – 132 million (2005 – 133 million)	601	562	583
Contributed surplus	3	2	3
Retained earnings	536	416	584
Cumulative translation adjustment	9	(3)	10

	1,149	977	1,180

	$3,552	$2,677	$2,785

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three months ended March 31, 2006
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
1. SIGNIFICANT ACCOUNTING POLICIES
The Corporation’s accounting policies are in accordance with accounting principles generally accepted in Canada and are consistent with those outlined in the annual audited financial statements except where stated below. These interim consolidated financial statements do not include all disclosures normally provided in annual financial statements and should be read in conjunction with the Corporation’s audited consolidated financial statements for the year ended December 31, 2005. In management’s opinion, the interim consolidated financial statements include all adjustments necessary to present fairly such information.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of net identifiable assets upon acquisition of a business. Goodwill is allocated as of the date of the business combination to the Corporation’s reporting units that are expected to benefit from the synergies of the business combination.
Goodwill is not amortized. Management tests goodwill for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. The impairment test is carried out at the reporting unit level. When the carrying amount of a reporting unit’s goodwill exceeds the implied fair value of goodwill, an impairment charge is recognized as an asset impairment expense in the amount equal to the excess.
Intangible assets
Identifiable intangible assets consist of customer relationships, trade names and trademarks, patents and technology and licensing agreements. Intangible assets with definite lives are amortized on a straight-line basis over their estimated useful lives. Intangible assets with indefinite lives are not amortized and are tested for impairment annually or more frequently if events or changes in circumstances indicate the asset might be impaired.
2. ACQUISITIONS
Nu-Gro
On January 25, 2006, the Corporation closed its purchase of a 100 percent interest in the Nu-Gro fertilizer technology and professional products businesses. The preliminary allocation of the fair value of the assets acquired and liabilities assumed is summarized below.

Fair value of assets acquired and liabilities assumed:
Working capital	$27
Property, plant and equipment	23
Other long-term assets	21
Goodwill	24
Future income taxes and other liabilities	(9)

Total consideration	$86

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three months ended March 31, 2006
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
2. ACQUISITIONS (continued)
The preliminary allocation of fair value to the assets acquired and liabilities assumed may be subject to change as additional information becomes available.
Earnings of Nu-Gro from the date of acquisition are included in the consolidated statement of operations of the Corporation in the North America Wholesale segment.
Royster-Clark Ltd.
On February 9, 2006, Agrium acquired 98.68 percent of the Income Deposit Securities (“IDSs”) of Royster-Clark Ltd. and Royster-Clark ULC (collectively “Royster-Clark”). Each IDS consisted of one common share of Royster-Clark Ltd. and C$6.08 principal amount of 14 percent subordinated notes of Royster-Clark ULC. The remaining 1.32 percent of the common shares of Royster-Clark Ltd. was acquired on March 6, 2006. Additionally, in February 2006, the Corporation acquired the minority interest in Royster-Clark Holdings, Inc., representing an 8.9 percent voting and 19.9 percent equity interest, that was not owned by Royster-Clark Ltd.
The preliminary allocation of the fair value of the assets acquired and liabilities assumed is summarized below.

Fair value of assets acquired and liabilities assumed:
Working capital	$169
Property, plant and equipment	211
Other long-term assets	64
Goodwill	97
Other liabilities	(32)
Long-term debt	(35)

Total consideration	$474

The preliminary allocation of fair value to the assets acquired and liabilities assumed may be subject to changes as additional information becomes available. On April 14, 2006, Agrium acquired and cancelled $17-million face value of the outstanding long-term debt of Royster-Clark for cash consideration of $26-million. The amount of this debt is included in the preliminary purchase price allocation at fair value.
Earnings of Royster-Clark from the date of acquisition are included in the consolidated statement of operations of the Corporation split between our North America Wholesale and Retail segments as appropriate.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three months ended March 31, 2006
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
3. ASSETS HELD FOR SALE
On November 7, 2005, Royster-Clark Inc., a wholly-owned subsidiary acquired in the Royster-Clark acquisition, entered into an agreement to sell the East Dubuque, Illinois nitrogen production facility for $50-million plus related working capital.
The assets and liabilities of the East Dubuque facility operations have been segregated in the accompanying interim consolidated balance sheets and are reported as “Assets held for sale” and “Liabilities related to assets held for sale”. The sale agreement closed on April 26, 2006.
The assets held for sale and the related liabilities as of March 31, 2006 are as follows:

Assets
Accounts receivable	$2
Inventories	32
Property, plant and equipment	50

$84

Liabilities Accounts payable	$3

4. ACCOUNTS RECEIVABLE
During January 2006, the Corporation increased the maximum amount available under its accounts receivable securitization facility to $200-million. At March 31, 2006, the Corporation had sold $92-million (2005 – nil) under the facility.
5. SHARE CAPITAL

	Three months ended
	March 31,
	2006		2005
	Number of		Number of
	Shares		Shares
	(millions)	Amount	(millions)	Amount
Common shares
Issued and outstanding, beginning of period	131	$583	132	$553
Issued on exercise of stock options	1	18	1	9

Issued and outstanding, end of period	132	$601	133	$562

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three months ended March 31, 2006
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
6. EMPLOYEE FUTURE BENEFITS
The total net employee future benefits expense for the Corporation’s pension and post-retirement benefit plans are computed as follows:

	Three months ended
	March 31,
	2006	2005
Defined benefit pension plans	$3	$2
Post-retirement benefit plans	1	2
Defined contribution pension plans	6	5

Total expense	$10	$9

7. BANK INDEBTEDNESS
In April 2006, we increased our $450-million three-year syndicated revolving unsecured credit facility to $600-million.
8. OTHER EXPENSES

	Three months ended
	March 31,
	2006	2005
Interest income	$(3)	$(4)
Stock-based compensation	6	1
Environmental remediation and accretion of asset retirement obligation	2	2
Deferred financing costs on settlement of debt	—	5
Net realized and unrealized loss on non-qualifying derivatives (a)	43	2
Foreign exchange loss (gain)	3	(3)
Litigation and contract settlements	—	(6)
Other	3	3

	$54	$—

a)	At March 31, 2006, the Corporation had 100 million MMBtu notional amount of natural gas derivative contracts that did not qualify for hedge accounting treatment. During the first quarter of 2006, other expenses included net realized and unrealized losses in the amount of $43-million related to these contracts.

AGRIUM INC.
Summarized Notes to the Consolidated Financial Statements
For the three months ended March 31, 2006
(Millions of U.S. dollars, except per share amounts)
(Unaudited)
9. EARNINGS (LOSS) PER SHARE
The following table summarizes the computation of net (loss) earnings per share:

	Three months ended
	March 31,
	2006	2005
Numerator:
Net (loss) earnings and numerator for basic and diluted (loss) earnings per share	$(48)	$24

Denominator:
Weighted average denominator for basic (loss) earnings per share	131	132

Dilutive instruments:
Stock options (a)	—	1

Denominator for diluted (loss) earnings per share	131	133

Basic (loss) earnings per share	$(0.37)	$0.18
Diluted (loss) earnings per share	$(0.37)	$0.18

(a)	For diluted earnings per share, these dilutive instruments are added back only when the impact of the instrument is dilutive to basic earnings per share.
There were 132 million common shares outstanding at March 31, 2006 (2005 – 133 million). The average common shares outstanding during the first quarter of 2006 and 2005 were 131 million and 132 million, respectively. As at March 31, 2006, the Corporation has outstanding approximately five million (2005 – eight million) options and options with tandem stock appreciation rights to acquire common shares.
10. SEASONALITY
The fertilizer business is seasonal in nature. Sales are concentrated in the spring and fall planting seasons while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.
11. SEGMENTED INFORMATION
The Corporation’s primary activity is the production and wholesale marketing of nitrogen, potash and phosphate and the retail sales of fertilizers, chemicals and other agricultural inputs and services. The Corporation operates principally in Canada, the United States and South America.
Net sales between segments are accounted for at prices, which approximate fair market value and are eliminated on consolidation. The reportable segment entitled “Other” includes Corporate functions and inter-segment eliminations.

Schedule 1
AGRIUM INC.
Segmentation
Three Months Ended March 31
(Unaudited – millions of U.S. dollars)

			Wholesale
	Retail		North America		South America		Other		Total
	2006	2005	2006	2005	2006	2005	2006	2005	2006	2005
Net sales - external	$280	$179	$355	$340	$22	$18	$—	$—	$657	$537
- inter-segment	—	—	16	28	5	1	(21)	(29)	—	—

Total net sales	280	179	371	368	27	19	(21)	(29)	657	537
Cost of product	214	128	324	260	8	5	(22)	(26)	524	367

Gross profit	66	51	47	108	19	14	1	(3)	133	170
Gross profit %	24%	28%	13%	29%	70%	74%	-5%	10%	20%	32%

Selling Expenses	$73	$51	$6	$4	$—	$—	$(1)	$(1)	$78	$54

EBITDA (1)	$(9)	$1	$(8)	$97	$18	$13	$(26)	$(21)	$(25)	$90

EBIT (2)	$(14)	$(3)	$(38)	$68	$15	$9	$(27)	$(22)	$(64)	$52

(1)	(Loss) earnings before interest expense, income taxes, depreciation, amortization and asset impairment.

(2)	(Loss) earnings before interest expense and income taxes.

Schedule 2
AGRIUM INC.
Product Lines
Three Months Ended March 31
(Unaudited – millions of U.S. dollars)

	2006					2005
	Net	Gross	Sales Tonnes	Selling Price	Margin	Net	Gross	Sales Tonnes	Selling Price	Margin
	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)	Sales	Profit	(000’s)	($/Tonne)	($/Tonne)
North America Wholesale
Nitrogen (1)
Ammonia	$93	$5	269	$346	$19	$74	$10	273	$271	$37
Urea	106	4	366	290	11	127	37	502	253	74
Nitrate, Sulphate and Other	65	11	197	330	56	63	14	297	212	47

Total Nitrogen	264	20	832	317	24	264	61	1,072	246	57
Phosphate	54	5	163	331	31	46	11	158	291	70
Potash (2)	53	22	297	178	74	58	36	401	145	90

	371	47	1,292	287	36	368	108	1,631	226	66

South America Wholesale (1)	27	19	104	260	183	19	14	85	224	165

Retail (3)
Fertilizers	150	32				92	22
Chemicals	75	24				66	22
Other	55	10				21	7

	280	66				179	51

Other inter-segment eliminations	(21)	1				(29)	(3)

Total	$657	$133				$537	$170

(1)	International nitrogen sales were 244,000 tonnes (2005 – 278,000); net sales were $60-million (2005 – $55-million) and gross profit was $23-million (2005 — $27-million).

(2)	International potash sales were 102,000 tonnes (2005 – 230,000); net sales were $13-million (2005 – $27-million) and gross profit was $6-million (2005 — $18-million).

(3)	International Retail net sales were $14-million (2005 – $11-million) and gross profit was $2-million (2005 – $2-million).